Exhibit 4.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
As of February 25, 2020, LGI Homes, Inc., a Delaware corporation (the “Company”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.01 per share (“common stock”). The following contains a description of our common stock, as well as certain related additional information. This description is a summary only and does not purport to be complete. We encourage you to read the complete text of the Company’s certificate of incorporation and bylaws, which we have incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K. References to “we,” “our” and “us” refer to the Company, unless the context otherwise requires.
General
As of February 25, 2020, our authorized capital stock consists of 250 million shares of common stock, of which 25,359,409 shares of common stock were issued and outstanding as of February 21, 2020, and five million shares of preferred stock, par value $0.01 per share (“preferred stock”), of which no shares were issued and outstanding as of February 25, 2020.
Common Stock
Holders of our common stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of our stockholders.
Under our bylaws, unless otherwise provided by law, our certificate of incorporation or our bylaws, the authorization of each matter (other than the election of directors) at any meeting of our stockholders at which a quorum is present shall be decided by the vote of the majority of shares entitled to vote on such matter which are present in person or by proxy at such meeting. Under our bylaws, unless otherwise provided by our certificate of incorporation, our directors shall be elected by a plurality of the votes cast in the election of directors.
Cumulative voting of shares of our common stock is prohibited. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election.
Subject to the prior rights of the holders of any outstanding preferred stock, holders of our common stock are entitled to receive and share equally in all dividends when, as and if declared by our board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to receive ratably the assets of the Company remaining after satisfaction of all liabilities and of the prior rights of any outstanding class of our preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights and are not subject to further calls or assessments by us. There are no sinking fund provisions applicable to our common stock.
Charter and Bylaw Provisions
Election and Removal of Directors
Our board of directors must consist of at least three directors. The exact number of directors will be fixed from time to time by resolution of our board of directors. Each director will serve as a director until the next annual meeting of stockholders and until such director’s successor is duly elected and qualified or, if earlier, such director’s death, resignation or removal.
Stockholder Meetings
Our certificate of incorporation provides that special meetings of our stockholders may be called only by the chairman of our board of directors, the chief executive officer (or if there is no chief executive officer, the president) or by a resolution of a majority of the directors.
Stockholder Action by Written Consent
Our certificate of incorporation provides that holders of our common stock will not be able to act by written consent without a meeting.
Amendment of Certificate of Incorporation
The provisions of our certificate of incorporation may be amended in the manner prescribed by the laws of the State of Delaware.

Exhibit 4.1

Amendment of Bylaws
Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, by the majority vote of our board of directors.
Other Limitations on Stockholder Actions
Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.
Under these procedural requirements, in order to bring a proposal before an annual meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our secretary along with the following:

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a description of the proposal or business to be brought before the meeting (including the complete text of any resolutions to be presented, and, in the event that such business includes a proposal to amend the bylaws, the text of the proposed amendment);

•	the reasons for conducting such business at the meeting;

•	any material interest in such business of the stockholder or any Stockholder Associated Person (as defined in our bylaws);

•	the name and address of any other stockholder known by such stockholder to be supporting the proposal; and

•	the Proposing Stockholder Information (as defined in our bylaws) of such stockholder and any Stockholder Associated Person.
To be timely, a stockholder must generally deliver notice:

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in connection with an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the first anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the immediately preceding year’s annual meeting of stockholders, but in the event that no annual meeting of stockholders was held in the previous year or the annual meeting of stockholders is called for a date that is not within 30 days from the first anniversary of the immediately preceding year’s annual meeting date, a stockholder notice will be timely if received by us not earlier than the 120th day before the date of such annual meeting and not later than the later of the 90th day before the date of such annual meeting, as originally convened, or the close of business on the tenth day following the day on which the first public disclosure of the date of such annual meeting was made; or

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in connection with the election of a director at a special meeting of stockholders, not later than the close of business on the tenth day following the day on which the first public disclosure of the date of such special meeting was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as certain other information specified in our bylaws. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.
Issuance of Preferred Stock
Our board of directors is authorized, without any further notice or action of our stockholders, to issue up to five million shares of our preferred stock in one or more series and to determine the relative rights, preferences and privileges of the shares of any such series.

Exhibit 4.1

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other transactions, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.
The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of our stockholders, our board of directors could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by our board of directors to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.
Limitation on Liability and Indemnification of Officers and Directors
Our certificate of incorporation and our bylaws provide for indemnification of our officers and directors to the fullest extent permitted by Delaware law. Our certificate of incorporation and our bylaws limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law (the “DGCL”); and

•	any transaction from which the director derived an improper personal benefit.
In addition, we maintain directors’ and officers’ liability insurance.
Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law
Some provisions of Delaware law and our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeover of the Company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock and also may limit the price that investors are willing to pay in the future for our common stock. These provisions may also have the effect of preventing changes in our management.
Our certificate of incorporation and our bylaws include anti-takeover provisions that:

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authorize our board of directors, without further action by our stockholders, to issue up to five million shares of our preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and other terms of that series;

•	require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

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specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, our chief executive officer or our president (if we do not have a chief executive officer);

•	establish advance notice procedures for our stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	allow our directors to establish the size of our board of directors by action of the board of directors, subject to a

Exhibit 4.1

minimum of three members;

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provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by vote of a majority of directors then in office, even though less than a quorum; and

•	do not give the holders of our common stock cumulative voting rights with respect to the election of directors.
Business Combinations
We are a Delaware corporation and are subject to Section 203 of the DGCL. Section 203 of the DGCL provides that we may not engage in a broad range of “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

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prior to the time that person became an interested stockholder, our board of directors had approved either the business combination or the transaction that resulted in the person becoming an interested stockholder;

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upon consummation of the transaction that resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to the time the person became an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. However, in our case, Messrs. Eric and Tom Lipar and any of their respective permitted transferees receiving 15% or more of our voting stock, will not be deemed to be interested stockholders regardless of the percentage of our voting stock owned by them. Under Section 203 of the DGCL, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.
Section 203 of the DGCL could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.
Authorized and Unissued Shares
Our certificate of incorporation does not preclude the future issuance without stockholder approval of our authorized and unissued shares of common stock. The existence of authorized but unissued shares of our common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Listing
Our common stock is listed on the NASDAQ Global Select Market under the symbol “LGIH.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.